UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1/A

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                        LEGACY TECHNOLOGY HOLDINGS, INC.
                        --------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                 LIFE USA, INC.
                                 --------------
                                  (Former Name)

                                    000-50294
                                    ---------
                              (Commission File No.)


               Colorado                               84-1426725
              ---------                               ----------
         (State of Incorporation)           (IRS Employer Identification No.)


                               172 Stanwell Street
                       -----------------------------------
                    (Address of principal executive offices)


                                  (719)579-5882
                                  -------------
                         (Registrant's telephone number)

                        LEGACY TECHNOLOGY HOLDINGS, INC.

        NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
           ----------------------------------------------------------

        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
       IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.


GENERAL
-------

This Information Statement is being mailed on or about August, 2008 to the holders of record as of July 28, 2008, of common stock (the "common stock"), of LEGACY TECHNOLOGY HOLDINGS, INC., a Colorado corporation (the "Company"). You are receiving this Information Statement in connection with the Company's Acquisition of World Peace Technologies, Inc. and a change of control wherein the transaction requires appointment of three new directors to the Board of Directors of the Company one of whom is effective now (Mr. Kuchinski) and two of whom (the "Nominees") will be effective as Directors, ten days after mailing of this Notice to Shareholders, pursuant to Section 14f-1. The resignation of Wesley F. Whiting as an officer was effective on June 16, 2008, and Mr. Whiting's resignation from the Board will be effective ten days after mailing of this Notice to Shareholders pursuant to Section 14f-1.

No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------

VOTING SECURITIES OF THE COMPANY:
---------------------------------

On July 28, 2008, there were approximately 1,007,003 common shares of the Company's common stock issued and outstanding. After the finalization of the Amended Agreement and Plan of Merger with World Peace Technologies, Inc. There will be 10,0007,003 of common stock outstanding post transaction subject to a reduction of approximately 200,000 shares upon surrender of certain shares. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth the names and ages of the current Directors, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2007, the Board of Directors held no formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

David Kutchinski (55), President, Chief Executive Officer and Director

Mr. Kutchinski (55) has served as the President of World Peace Technologies Inc., since 2006. Mr. Kutchinski has served in the United States Army Reserves since 1976 and has achieved the rank of Lieutenant Colonel. During his service in the Army, Mr. Kutchinski has worked with military intelligence and with Special Forces. During his career, he has served in the capacity as project member, lead or the manager on projects involving for companies such as: Gables Engineering, Secondary Imagery Dissemination System, Argonne National Labs, Penetration Gray Area Electronics Market, and Global Engineering Specialists. In addition he was a Vice President of Newlink Global Engineering. Mr. Kutchinski has a Bachelor of Arts from the Texas A&M in both Geography and Psychology. He also holds an associate degree in Digital Techniques.

Michael R. Pick (60), Secretary, Treasurer and Director Nominee

Mr. Pick (60) has owned and operated Lovell Gulch Forge for the past 35 years. Lovell Gulch is a blacksmith shop that provides products and expertise to high end builders. In addition, Mr. Pick founded the Universal Kenpo Federation, which is the international organization for the Kenpo martial arts. Mr. Pick is the current 2nd Grand Master of American Kenpo Martial Arts. Mr. Pick has served in the United States Marine Corp.

Robert H. Thompson (65) Director Nominee

Mr. Thompson (65) served in the United States Air Force until 1987, where he retired as Colonel. During his service in the US Air Force, Mr. Thompson served as the Chief Staff of Headquarters and served as Senior Staff Officer with the Joint Chiefs of Staff. Mr. Thompson worked for Northorp Corporation from 1987 through 1998 where he was involved in the scheduling and budgeting for the automated test hardware developed the B-2 Stealth Bomber. Mr. Thompson received his Bachelor of Arts in Business Administration from the University of Maryland and has received Masters of Education from Southern Illinois University and a Masters of Industrial Management from the Industrial College of the Armed Forces.

Wesley Whiting, age (76), Resigning Director.

Mr. Whiting, Secretary and Director. Mr. Whiting became our secretary and director in March 2006.. Mr. Whiting was President, Director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-1998), and was Vice President and director of Intermountain Methane Corporation (1988-1991), and President of Westwind Production, Inc. (1997-1998). He was a director of Kimbell deCar Corporation from 1998, until 2000 and he has been President and a director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000-2002). He was director and Vice President of Utilitec, Inc, 1999 to 2002, and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He is Vice President and director of Evergreen Associates, Inc. and Resource Science, Inc. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He was President and Director of Fayber Group, Inc. from 2003 to 2005 when he resigned. He has also been Director of Life USA, Inc. since 2003. He has been appointed as an officer and director of Captech Financial, Inc. in May 2006. He served as a director of Baymark Technologies, Inc. 2005-2006. He is a director of Concord Ventures, Inc. (formerly Cavion Technologies, Inc.) (2006).


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
---------------------------------------------------------------

The sole class of equity securities of the Company issued and outstanding is the common stock.

The following table sets forth, both Pre-transaction and Post-transaction, certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

  (i) each Director, nominee and executive officer of the Company:




                                                                      Post              Post
                                    Pre-Transaction                   Transaction       Transaction
Name and Address of                 Amount and nature of              Number of         % of Class
Beneficial Owner                    Beneficial Ownership              Shares
---------------------------------------------------------------------------------------------------

David Kutchinski                    0                                  4,513,762          45%
President and Director
172 Stanwell St.
Colorado Springs, CO 80906

---------------------------------------------------------------------------------------------------

Michael R. Pick                     0                                    110,092           1%
Secretary, Treasurer
and Director nominee
519 Lovell Gulch Road
Woodland Park, CO 80866

---------------------------------------------------------------------------------------------------

Mr. Robert H. Thompson              0                                    110,092           1%
Director nominee
1234 Jarmann St
Colorado Springs, CO 80866

---------------------------------------------------------------------------------------------------

Mr. Wesley F. Whiting
Resigning Director                   6,000                               6,000             <0.01%
10200 W. 44th Ave, Ste 433
Wheat Ridge, CO 80033

---------------------------------------------------------------------------------------------------

* Mr. Kutchinski will hold 4,513,762 shares directly and beneficially 990,826 shares through his wife.

  (ii) each person who owns beneficially more than 5% of the common stock:

                                                              Post              Post
                                    Pre-Transaction           Transaction       Transaction
Name and Address of                 Amount and nature of      Number of         % of Class
Beneficial Owner                    Beneficial Ownership      Shares

--------------------------------------------------------------------------------------------

David Kutchinski*                           0                 4,513,762          45%
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Ken & Lisa Leitmeyer                        0                 1,211,008          12%
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

Brenda Doyle                                0                   550,459           5.5%
--------------------------------------------------------------------------------------------


  (iii) all Directors, nominees and executive officers as a group:

                                                     Number of       Percentage
                                                     Shares          of Class
--------------------------------------------------------------------------------

All Current Officers and                                 6,000         <0.01%
Directors as a Group (Pre-transaction)
--------------------------------------------------------------------------------

Officers & Directors as a
Group, including new appointees
and excluding resigning directors (Post-transaciton) 4,739,946         47.37%
--------------------------------------------------------------------------------

Total Shares Issued and
Outstanding    (Post-transaction)                   10,007,003           100%
--------------------------------------------------------------------------------

Unless otherwise indicated,  the persons named in the table have sole voting and
investment   power  with  respect  to  all  shares  of  common  stock  shown  as beneficially owned by them.


FAMILY RELATIONSHIPS.               None.
--------------------

STANDING AUDIT COMMITTEE.           None.
------------------------

NOMINATION COMMITTEE.               None.
--------------------

COMPENSATION COMMITTEE.             None.
----------------------

EXECUTIVE COMPENSATION

  (1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has paid no cash compensation to its executives during the year ended December 31, 2007, but will pay cash compensation to its executives in the future pursuant to employment agreements to be entered with new management as approved by the Company's existing board of directors.

No terms have yet been negotiated.

The Company has made no Long Term Compensation payout.


  (2) Stock Option Plan

The Board of Directors had adopted an Employee Consultant Stock Option Plan. The Board had authorized 2,000,000 shares be reserved for the plan. During the year ended December 31 2007, no options were granted under the plan. During the year ended December 31, 2006, the Board granted options exercisable for 1,338,124 shares to various consultant, officers and directors. All options granted under the plan were fully vested at the time of issuance. At July 23, 2008, there are options exercisable for 1,338,124 shares outstanding and unexpired, at various prices.

LEGAL PROCEEDINGS:
------------------

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


The Company received notice of a collection suit against a former subsidiary, not naming the Company, for $126,000 approximately. Tha Company plans to defend against the suit.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
-------------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. No disclosure is contained herein about persons who failed to file Forms 3, 4, or 5 under Section 16(a).

The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:
------------------

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website which can be found at http://www.sec.gov.

Dated:  July 28, 2008

                                             By Order of the Board of Directors
                                             LEGACY TECHNOLOGY HOLDINGS, INC.


                                             By: /s/David Kutchinski
                                                 -------------------
                                                    David Kutchinski, President